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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Harris and Harris Group, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413833104
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                              [_] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 413833104                    13G                     Page 2 of 6 Pages
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  1.     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jonathan E. Rothschild
------   -----------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [_]
------   -----------------------------------------------------------------------
  3.     SEC USE ONLY

------   -----------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------   -----------------------------------------------------------------------
                 5.     SOLE VOTING POWER

                        770,330 (includes 453,620 shares owned directly, 214,980
                        shares owned indirectly through a wholly owned
                        corporation and 101,730 shares owned indirectly through
   NUMBER               a profit sharing plan of that corporation)
     OF        ------   --------------------------------------------------------
   SHARES        6.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                0
 REPORTING     ------   --------------------------------------------------------
   PERSON        7.     SOLE DISPOSITIVE POWER
    WITH
                        770,330 (includes 453,620 shares owned directly, 214,980
                        shares owned indirectly through a wholly owned
                        corporation and 101,730 shares owned indirectly through
                        a profit sharing plan of that corporation)
               ------   --------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER


                        0
------   -----------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         770,330 (includes 453,620 shares owned directly, 214,980 shares owned indirectly through a wholly owned corporation and 101,730 shares owned indirectly through a profit sharing plan of that corporation)
------   -----------------------------------------------------------------------
 10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                          [_]

------   -----------------------------------------------------------------------
 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


         5.6%
------   -----------------------------------------------------------------------
 12.     TYPE OF REPORTING PERSON


         IN
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CUSIP No. 413833104                    13G                     Page 3 of 6 Pages
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Item 1 (a). Name of Issuer:
            --------------

            Harris and Harris Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            111 West 57th Street
            New York, NY  10019

Item 2(a).  Name of Person Filing:
            ---------------------

            Jonathan E. Rothschild

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

            c/o Arterio, Inc., 1061-B Shary Circle, Concord, CA 94518

Item 2(c).  Citizenship.
            -----------

            Mr. Rothschild is a citizen of the United States.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            common stock, par value $.01 per share ("Common Stock").

Item 2(e).  CUSIP Number:
            ------------

            413833104

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            --------------------------------------------------------------------
            (c), check whether the person filing is a:
            -----------------------------------------

            Not applicable.

Item 4.     Ownership.
            ---------

            (a)   Amount Beneficially Owned:
                  -------------------------

                  Mr. Rothschild beneficially owns 770,330 shares of Common Stock of the Issuer, which includes 453,620 shares owned directly, 214,980 shares owned indirectly through a wholly owned corporation, Arterio, Inc., and 101,730 shares owned indirectly through a profit sharing plan of that corporation.

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CUSIP No. 413833104                    13G                     Page 4 of 6 Pages
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            (b)   Percent of Class:
                  ----------------

                  5.6%.


            (c)   Number of shares as to which such person has:
                  --------------------------------------------

                  (i)   Sole power to vote or to direct the vote:

                        770,330 (includes 453,620 shares owned directly, 214,980 shares owned indirectly through a wholly owned corporation, Arterio, Inc., and 101,730 owned indirectly through the Arterio, Inc. Profit Sharing Plan)

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:

                        770,330 (includes 453,620 shares owned directly, 214,980 shares owned indirectly through a wholly owned corporation, Arterio, Inc., and 101,730 owned indirectly through the Arterio, Inc. Profit Sharing Plan)

                  (iv)  Shared power to dispose or direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company or
            ---------------------------------------------------------------
            Control Person.
            --------------

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not Applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not Applicable.

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CUSIP No. 413833104                    13G                     Page 5 of 6 Pages
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Item 10.    Certifications.
            --------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




























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CUSIP No. 413833104                    13G                     Page 6 of 6 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 16, 2004



                                                    /s/ Jonathan E. Rothschild
                                                    --------------------------
                                                    Jonathan E. Rothschild